Exhibit 99.1

21 September 2004

The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

James Hardie Industries N.V.
ARBN 097 829 895
Incorporated in The Netherlands
The liability of members is limited

4th Floor, Atrium, Unit 04-07
Strawinskylaan 3077
1077 ZX Amsterdam,
The Netherlands
Or
Level 3, 22 Pitt Street
Sydney NSW 2000

Telephone: 31-20-301 2980
Fax: 31-20-404 2544
Or
Telephone: +61 2 8274 5246
Fax: +61 2 8274 5218

Dear Sir,

Request for Trading Halt

On behalf of James Hardie Industries NV (James Hardie), I request a trading halt in all securities of James Hardie from the commencement of trading today, Tuesday 21 September 2004.

In accordance with Listing Rule 17.1, I advise:

1.	The company is informed that the NSW Government will be selectively releasing the report of the Special Commission of Inquiry into the Medical Research and Compensation Foundation (the Report) during the morning of Tuesday, 21 September 2004.

2.	The company is also informed that the Report will be made publicly available by the NSW Government only during the early afternoon of Tuesday 21 September 2004 by way of becoming available on the NSW Cabinet Office website (www.cabinet.nsw.gov.au), and possibly other government websites.

3.	The company therefore understands that the report will not necessarily be freely and equally available to market participants until it becomes available on such website(s), and concerns could therefore arise that sections of the market may be advantaged over others in relation to trading in the company’s securities by having privileged access to the contents of the Report. The trading halt is requested to avoid this circumstance.

4.	It is requested that the trading halt remain in place until the Report has been made available to the public, either by becoming available on the Commission’s website, or some other means. James Hardie expects this to occur in the early afternoon today, and it will inform the ASX in writing that this has occurred and the manner it has occurred as soon as James Hardie becomes aware of the same.

5.	Subject to James Hardie itself obtaining a copy of the Report in a suitable form, and to copyright and other considerations (such as the possible length of the report), James Hardie proposes itself to seek to make the Report available to the market as soon as possible, for example, on James Hardie’s own website, and/or delivering a copy of the Report to the ASX announcements platform.

6.	James Hardie is not aware of any reason why the trading halt should not be granted.

If you have any questions concerning the above, please do not hesitate to contact Steve Ashe in Sydney on 8274 5246

Yours faithfully

/s/ W. (Pim) Vlot
James Hardie Industries NV
By: W. (Pim) Vlot
As: Company Secretary

MARKET RELEASE

21 September 2004

James Hardie Industries N.V.

TRADING HALT

The securities of James Hardie Industries N.V. (the “Company”) will be placed in pre-open at the request of the Company, pending the release of an announcement by the Company. Unless ASX decides otherwise, the securities will remain in pre-open until the earlier of the commencement of normal wading on Thursday, 23 September 2004 or when the announcement is released to the market.

Security Code: JHX

Richard Hajzuk
Companies Adviser